UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Changes in Registrant’s Certifying Accountant

Departure of Independent Registered Public Accounting Firm

As previously disclosed on a current report on Form 6-K filed on May 20, 2024, Ernst & Young LLP, our independent registered public accounting firm for our most recently completed fiscal year, notified us that effective May 6, 2024 it will not stand for reappointment as the independent registered public accounting firm of the Company for the fiscal year ending August 31, 2024.

Appointment of Independent Registered Public Accounting Firm

On May 26, 2024, we appointed M&K CPAS, PLLC to fill the vacancy created by the resignation of Ernst & Young LLP, to be our independent registered public accounting firm until the close of the next annual meeting of our shareholders. The appointment of M&K CPAS, PLLC was considered and approved by our Audit Committee and our Board of Directors.

On May 31, 2024, we filed a Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations Notice, on the SEDAR filing system which can be found at www.sedar.com. A copy of such notice has been attached as Exhibit 99.1 hereto. We provided M&K CPAS, PLLC with a copy of such notice before its filing. We requested, and M&K CPAS, PLLC has furnished, a letter stating that it agrees with the statements in such notice (excluding those regarding Ernst & Young LLP as to which it has no basis to agree or disagree). A copy of that letter dated May 31, 2024 is filed as Exhibit 99.2 hereto.

Board Committee Appointments

On May 24, 2024, our Board of Directors appointed certain of our directors to the Nominating and Corporate Governance Committee and Compensation Committee of our Board of Directors as set out below.

Nominating and Corporate Governance Committee

Philippe Couillard and Luisa Ingargiola were each appointed as members of our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee currently consists of Steve P. Barrenechea, Philippe Couillard and Luisa Ingargiola and is chaired by Dr. Couillard. Each member of the Nominating and Corporate Governance Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market.

Compensation Committee

Anthony Cassella was appointed to our Compensation Committee. Our Compensation Committee consists of Steve P. Barrenechea, Luisa Ingargiola and Anthony Cassella and is chaired by Mr. Barrenechea. Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market.

General

The information contained in this Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893), our Registration Statement on Form F-3 (File No. 333-274882) and our Registration Statement on Form S-8 (File No. 333-264089).

Financial Statements and Exhibits.

The following documents are herewith filed or furnished as exhibits to this report:

Exhibit No.	Description
99.1	Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations Notice
99.2	Letter of M&K CPAS, PLLC, dated May 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: May 31, 2024	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer